SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 27, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Fourth Quarter and Annual 2012 Results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2012 RESULTS1

ANNUAL FREE CASH FLOW BEFORE INTEREST PAYMENTS1 TOTALED NIS 1,234
MILLION; FREE CASH FLOW IN THE FOURTH QUARTER TOTALED NIS 323 MILLION

ANNUAL NET PROFIT TOTALED NIS 478 MILLION; NET PROFIT IN THE FOURTH QUARTER
TOTALED NIS 102 MILLION

2012 Annual Highlights (compared with 2011)

•	Total Revenues: NIS 5,572 million (US$ 1,493 million), a decrease of 20%
•	Service Revenues: NIS 4,640 million (US$ 1,243 million), a decrease of 11%
•	OPEX3: NIS 3,262 million (US $874 million), an improvement of 7%
•	Operating Expenses (OPEX)3 including cost of equipment revenues: NIS 4,081 million (US$ 1,093 million), an improvement of 17%
•	EBITDA4: NIS 1,602 million (US$ 429 million), a decrease of 26%
•	EBITDA Margin: 29% of total revenues compared with 31%
•	Net Profit: NIS 478 million (US$ 128 million), an increase of 8%5
•	Cellular ARPU: NIS 97 (US$ 26), a decrease of 13%

Q4 2012 Highlights (compared with Q4 2011)

•	Total Revenues: NIS 1,258 million (US$ 337 million), a decrease of 21%
•	Service Revenues: NIS 1,036 million (US$ 278 million), a decrease of 19%
•	OPEX3: NIS 744 million (US $199 million), compared with NIS 889 million, an improvement of 16%
•	Operating Expenses (OPEX)3 including cost of equipment revenues: NIS 944 million (US$ 253 million) compared with NIS 1,142 million, an improvement of 17%
•	EBITDA4: NIS 340 million (US$ 91 million), a decrease of 29%
•	EBITDA Margin: 27% of total revenues compared with 30%
•	Net Profit: NIS 102 million (US$ 27 million), compared with a loss of NIS 188 million5
•	Cellular ARPU: NIS 87 (US$ 23), a decrease of 18%
•	Cellular Subscriber Base: approximately 3 million at year-end

1 The financial results presented in this press release are unaudited financial results
2 Cash flows from operating activities before interest payments, net of cash flows used for investment activities. For purposes of comparison with 2012, the free cash flow for 2011 does not take into account the cash outflows of NIS 597 million used for the acquisition of 012 Smile.
3 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
4  For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” on page 19 below.
5  In Q4 2011, the Company recorded an impairment charge on its fixed line assets which reduced the annual and Q4 net profit by NIS 311 million.
See press release of March 22, 2012 for details.

Rosh Ha’ayin, Israel, February 27, 2013 – Partner Communications Company Ltd. (“Partner” or the “Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the year and quarter ended December 31, 2012.

Commenting on the fourth quarter and annual results, Mr. Haim Romano, Partner's CEO, said:

“In 2012, the level of competition in the Israeli telecommunications market greatly intensified and as a result, the significant price erosion in the market impacted the Company's business results as reflected in our financial statements. These trends have continued into the first months of 2013. Nevertheless we have maintained robust free cash flow, whilst continuing to invest in and develop the cellular market's most technologically advanced infrastructure. We have also taken significant efficiency measures which mitigated the impact of these trends on the erosion of the company's profitability.

Despite a substantial decline in revenues, the Company reported strong cash flow before interest payments in 2012 of NIS 1,234 million. At the same time, the Company has significantly reduced net debt by NIS 827 million. Due to the efficiency measures taken by the Company during the past year, operating expenses in the fourth quarter of 2012 decreased by NIS 145 million compared with the fourth quarter of 2011, while we improved organizational processes and raised the quality of customer services.

The Company has invested approximately NIS 500 million, principally during 2012, in the Orange ultranet upgrade project. Partner's network is currently the fastest6 and most advanced network in Israel, and is the only network supporting HD voice quality and preparation for 4G technology. To ensure continued technological progress, network availability, internet capacity and other added services at competitive prices, the Company intends to participate in an expected tender for an allocation of new frequencies to be used for 4G.

The Company completed the integration with 012 Smile in most operational areas, enabling the Company to provide further value for our customers through bundled service packages that include cellular, fixed-line and ISP services.”

Mr. Haim Romano noted: “The Company is operating under two main brands and adhered to its customer centric strategy, its dedication to excellent service and its commitment to offers tailored to customer needs. The Orange brand provides customized solutions with maximum availability in all customer interfaces, physical and digital, and was ranked first among all major cellular operators in Israel in the "Market-test index for customer experience". The "012 mobile" cellular services are based mainly on self-service through a website at attractive prices.

The Company will continue to implement the “clear” policy, which is unique to the Company, and is based on simplicity, fairness and clarity in all the Company's interfaces, under which the same plans are offered to new and existing customers and which contributes to the creation of customer loyalty over time."

Mr. Haim Romano concluded: "the Company will continue to adhere to the customer centric strategy and with the consistent investment in the Company’s assets: customers, employees and the Orange brand."

6  According to hundreds of thousands of independent monthly samples in speedtest application

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results:

“The financial results of the fourth quarter of 2012 compared to the previous quarter reflect the downward pressure on revenues resulting from increasingly intense competition in the telecommunications market, which was partially offset by the continued impact of efficiency measures implemented by the Company over the course of the past year.

During the fourth quarter of 2012, the Company continued to implement efficiency measures and to adjust its cost structure to adapt to the new level of revenues. In the fourth quarter, operating expenses (excluding cost of equipment revenues, depreciation and amortization) decreased by approximately NIS 50 million compared to the third quarter of 2012, mainly reflecting the impact of efficiency measures. The Company began to implement significant efficiency measures five quarters ago and operating expenses in the fourth quarter of 2012 was lower by NIS 145 million compared with the fourth quarter of 2011. The Company plans to continue in the coming quarters to implement additional operational efficiency measures in order to further reduce operating expenses.

As part of the efficiency measures, the Company has continued to adjust its workforce to the changing market conditions and in the fourth quarter of 2012, the number of positions (on a full time equivalent (FTE) basis) was reduced by approximately 700. In total, during 2012, the number of reported positions was reduced by 2,495 positions, or 32% of the Company’s workforce, principally by lowering the level of new recruits. The number of employees on a FTE basis at the end of December 2012 was 5,396.

The churn rate increased in the fourth quarter of 2012 to 10.9% from 10.4% in the third quarter, reflecting an increase in the churn of Pre-Paid subscribers, which was partially offset by a decrease in the churn of Post-Paid subscribers.

ARPU totaled NIS 87 in the fourth quarter of 2012, compared with NIS 97 in the previous quarter. The decrease was partially explained by the seasonal decline, mainly in roaming revenues, and by the continued price erosion and transition of customers to unlimited packages.

Equipment revenues in the fourth quarter of 2012 increased to NIS 222 million compared with NIS 165 million in the previous quarter, mainly reflecting the impact of the launched of the iPhone 5 in December 2012.

As a result of the above effects, the EBITDA for the fourth quarter of 2012 amounted to NIS 340 million compared to NIS 401 million in the previous quarter.

The Company’s investments in fixed assets totaled NIS 123 million in the fourth quarter of 2012 and total annual investments for 2012 were NIS 500 million, or 9% of annual revenues. At the same time, the Company continued to report strong free cash flow (after interest payments), which totaled NIS 255 million this quarter. Over 2012, the Company generated free cash flow after interest payments in the amount of NIS 1,034 million. The cash flow was positively affected by a decrease in working capital, following lower equipment sales over the course of the year and an increase in the proportion of equipment sales by credit card and cash. This trend is expected to have positively impact on the free cash flow in the coming quarters.

In light of its strong free cash flow, the Company made an early repayment of bank loans during the fourth quarter of 2012 in the amount of NIS 300 million. In 2013, therefore, only repayments of bonds are currently required, in an amount of approximately NIS 300 million. The level of net debt was NIS 3,812 million at year-end 2012 compared to NIS 4,639 million at the end of the previous year.

The competition and material price erosion that adversely affected our financial results for the fourth quarter of 2012 are continuing in the first quarter of 2013 and may continue further into the year, which could have a material adverse effect on our financial results in the first quarter of 2013 and going forward."

Key Financial Results7 (unaudited)

NIS MILLION	2008	2009	2010	2011	8	2012
Revenues	6,302	6,079	6,674	6,998		5,572
Cost of revenues	3,868	3,770	4,093	4,978		4,031
Gross profit	2,434	2,309	2,581	2,020		1,541
S,G&A	672	677	785	1,002		787
Impairment of goodwill	-	-	-	87		-
Other income	64	69	64	105		111
Operating profit	1,826	1,701	1,860	1,036		865
Financial costs, net	184	176	181	294		234
Income tax expenses	444	384	436	299		153
Net Profit	1,198	1,141	1,243	443		478
Earnings per share (basic, NIS)	7.71	7.42	8.03	2.85		3.07
Free cash flow	1,401	1,021	1,502	1,082		1,234

NIS MILLION	Q4'118	Q1'12	Q2'12	Q3'12		Q4'12
Revenues	1,589	1,571	1,428	1,315		1,258
Cost of revenues	1,279	1,128	1,000	934		969
Gross profit	310	443	428	381		289
S,G&A	309	222	213	192		160
Impairment of goodwill	87	-	-	-		-
Other income	31	27	30	28		26
Operating profit (loss)	(55)	248	245	217		155
Financial costs, net	55	55	73	68		38
Income tax expenses	78	47	52	39		15
Net profit (loss)	(188)	146	120	110		102
Earnings (Losses) per share (basic, NIS)	(1.21)	0.94	0.77	0.71		0.65
Free cash flow	292	223	313	375		323

Key Operating Indicators:

	2008	2009	2010		2011	2012
EBITDA (NIS millions)	2,298	2,304	2,570		2,178	1,602
EBITDA as a percentage of total revenues	36%	38%	38%		31%	29%
Cellular Subscribers (end of period, thousands)	2,898	3,042	3,160		3,176	2,976
Estimated Cellular Market Share (%)	32%	32%	32%		32%	29%
Annual Cellular Churn Rate (%)	18%	18%	21%		29%	38%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	365	364	366		397	450
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	161	151	122	9	111	97
No. Fixed Lines (end of period, thousands)	*	*	69		292	288
ISP Subscribers (end of period, thousands)	*	*	60		632	587

* Prior to 2010, the Company did not operate a fixed line service nor have ISP subscribers.

7 See also definitions on first page.
8  In Q4 2011, the Company recorded an impairment charge on its fixed line assets which reduced the annual and Q4 operating profit by NIS 322 million and the net profit by NIS 311 million. See press release of March 22, 2012 for details.
9 Reported ARPU for 2010 was NIS 148. The ARPU for 2010 has been restated under the lower interconnect tariff effective in 2011, for the purpose of comparison.

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment				Elimination		Consolidated
NIS Millions	2012	2011	Change %	2012	2011		Change %	2012	2011	2012	2011		Change %
Total Revenues	4,488	5,996	(25)%	1,246	1,153		+8%	(162)	(151)	5,572	6,998		(20)%
Service Revenues	3,592	4,248	(15)%	1,210	1,127		+7%	(162)	(151)	4,640	5,224		(11)%
Equipment Revenues	896	1,748	(49)%	36	26		+38%	-	-	932	1,774		(47)%
Operating Profit	742	1,287	(42)%	123	71	8	+73%	-	-	865	1,358	8	(36)%
EBITDA	1,314	1,896	(31)%	288	282		+2%	-	-	1,602	2,178		(26)%

	Cellular Segment			Fixed Line Segment				Elimination		Consolidated
NIS Millions	Q4’12	Q4’11	Change %	Q4’12	Q4’11		Change %	Q4’12	Q4’11	Q4’12	Q4’11		Change %
Total Revenues	997	1,299	(23)%	307	333		(8)%	(46)	(43)	1,258	1,589		(21)%
Service Revenues	788	1,005	(22)%	294	324		(9)%	(46)	(43)	1,036	1,286		(19)%
Equipment Revenues	209	294	(29)%	13	9		+44%	-	-	222	303		(27)%
Operating Profit	112	260	(57)%	43	7	8	+514%	-	-	155	267	8	(42)%
EBITDA	256	407	(37)%	84	71		+18%	-	-	340	478		(29)%

Financial Review

Total revenues in 2012 were NIS 5,572 million (US$ 1,493 million), a decrease of 20% from NIS 6,998 million in 2011. Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecoms services and local fixed line services and a provider of internet services, in March 2011. The consolidated results of 2011 therefore only included the results of 012 Smile from March 2011 forward.

In Q4 2012, total revenues were NIS 1,258 million (US$ 337 million), a decrease of 21% from NIS 1,589 million in Q4 2011.

Annual service revenues totaled NIS 4,640 million (US$ 1,243 million) in 2012, decreasing by 11% from NIS 5,224 million in 2011.

Service revenues for the cellular segment in 2012 were NIS 3,592 million (US$ 962 million), decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (new operators and MVNO's) in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 4% on an average basis over the past year.

Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflects the contribution of 012 Smile to the Group’s results for the full year in 2012, compared to only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

For Q4 2012, service revenues totaled NIS 1,036 million (US$ 278 million), decreasing by 19% from NIS 1,286 million in Q4 2011. For the cellular segment, service revenues in Q4 2012 were NIS 788 million (US$ 211 million), a decrease of 22% from NIS 1,005 million in Q4 2011. The decrease was explained largely by the same factors as the annual decrease. For the fixed line segment, service revenues totaled NIS 294 million (US$ 79 million) in Q4 2012, a decrease of 9% from NIS 324 million in Q4 2011. The decrease mainly reflected price erosion in fixed line services including voice and internet services, as well as a decrease in the average number of internet service subscribers over the period.

Equipment revenues in 2012 totaled NIS 932 million (US$ 250 million), a decrease of 47% compared with NIS 1,774 million in 2011. The decrease largely reflected a significant decrease in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

In Q4 2012, equipment revenues were NIS 222 million (US$ 59 million), decreasing by 27% from NIS 303 million in Q4 2011. As with the annual results, the quarterly decrease was due to a significant reduction in the quantity of cellular equipment sold, for the same reasons as the annual decrease. Sales in the fourth quarter were positively affected by the launch of the iPhone 5 model in December 2012.

Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 3,262 million (US$ 874 million) in 2012, a decrease of 7% or NIS 255 million from 2011, largely reflecting the series of efficiency measures undertaken over the last year, and in particular the reduction of the workforce by approximately 40% over the period. The decrease was despite the full-year contribution of 012 Smile in 2012 compared with only a ten-month contribution in 2011.

For Q4 2012, operating expenses totaled NIS 744 million (US$ 199 million), a decrease of 16% or NIS 145 million from Q4 2011, as described above as well as a one-time reduction in site-rental expenses of NIS 18 million.

Operating profit for 2012 was NIS 865 million (US$ 232 million), a decrease of 17% compared with reported operating profit for 2011 including an impairment charge impact of NIS 322 million (related principally to certain fixed line assets acquired in connection with the purchase of 012 Smile). The decrease amounted to 36% when compared with operating profit before the impact of the impairment.

In Q4 2012, operating profit was NIS 155 million (US$ 42 million), compared with a reported operating loss in Q4 2011 of NIS 55 million due to the impairment charge impact of NIS 322 million in the quarter. Compared to operating profit before the impairment charge impact in Q4 2011, operating profit for Q4 2012 decreased by 42%.

Annual EBITDA totaled NIS 1,602 million (US$ 429 million) in 2012, a decrease of 26% from NIS 2,178 million in 2011. EBITDA for the cellular segment was NIS 1,314 million (US$ 352 million) in 2012, decreasing by 31% from NIS 1,896 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization), as described above. EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, reflecting the reduction in operating expenses and the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011, partially offset by the reduction in service revenues.

For Q4 2012, EBITDA was NIS 340 million (US$ 91 million), a decrease of 29% from NIS 478 million in Q4 2011. The cellular segment contributed EBITDA of NIS 256 million (US$ 69 million) in the quarter, decreasing by 37% from Q4 2011, and the fixed line segment contributed EBITDA of NIS 84 million (US$ 23 million), an increase of 18% compared with Q4 2011.

Financial expenses, net in 2012 were NIS 234 million (US$ 63 million), a decrease of 20% compared with NIS 294 million. The decrease was mainly due to the lower level of average debt in 2012 compared with 2011 (see Funding and Investing Review below), together with a lower level of expenses linked to changes in the consumer price index (“CPI”) of 1.4% over 2012 compared with 2.6% over 2011.

In Q4 2012, financial expenses, net, totaled NIS 38 million (US$ 10 million), a decrease of 31% compared with NIS 55 million in Q4 2011, reflecting a lower level of expenses linked  to changes in the consumer price index (“CPI”) of -0.7% in Q4 2012 compared with -0.2% in Q4 2011, as well as the lower level of average debt.

Net profit in 2012 was NIS 478 million (US$ 128 million), an increase of 8% compared with reported net profit in 2011 of NIS 443 million, including the impact of the impairment in the amount of NIS 311 million, and a decrease of 37% compared with net profit in 2011 before the impact of the impairment.

Q4 2012 net profit was NIS 102 million (US$ 27 million), compared with a reported net loss of NIS 188 million in Q4 2011 including the impact of the impairment, and a decrease of 17% compared with a net profit of NIS 123 million before the impact of the impairment.

Based on the weighted average number of shares outstanding during 2012, basic earnings per share or ADS, was NIS 3.07 (US$ 0.82), an increase of 8% compared to NIS 2.85 in 2011.

The effective tax rate of the Company for the fourth quarter was 13% compared to an average of 26% for the first three quarters of the year.

The effective tax rate for 2012 was 24%, compared with 29% in 2011 (before the impact of the impairment). The decrease in the tax rate as above was mainly due to the utilization of previously unrecognized tax losses and other temporary differences against taxable income.

Funding and Investing Review

In 2012, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow"), totaled NIS 1,234 million (US$ 331 million), an increase of 14% from NIS 1,082 million for 2011 (without taking into account the cash outflow of NIS 597 million used for the acquisition of 012 Smile.

Cash generated from operations increased by 9% from NIS 1,570 million in 2011 to NIS 1,705 million (US$ 458 million) in 2012. This was mainly explained by the changes in operating working capital. In 2012 working capital decreased by NIS 268 million, primarily due to a decrease of NIS 467 million in trade receivables reflecting the decrease in handset sales purchased in 36 monthly installment payment plans, while in 2011, operating working capital increased by NIS 266 million, primarily reflecting the impact of the significant increase in handset sales over that period. The change in working capital was partially offset by the decrease in profit before depreciation and amortization as described above.

The level of investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 492 million (US$ 132 million) in 2012, an increase of 4% from NIS 471 million in 2011, and the equivalent of 9% of total revenues in 2012 compared with 7% in 2011. Most of the investments were made in the Orange ultranet upgrade project which included improvements to the Company's cellular network, as well as in information systems and software, and in the optical fiber transmission network.

The amount of subscriber acquisition and retention costs, net, that was capitalized by the Company decreased from NIS 33 million in 2011 to NIS 9 million (US$ 2 million) in 2012, reflecting the impact of the amendment to the Communications Law, introduced in February 2011, which restricts the imposition of subscriber exit fines for cellular subscribers and in August 2011 for fixed-line subscribers.

In Q4 2012, free cash flow was NIS 323 million (US$ 87 million), an increase of 11% compared with NIS 292 million in Q4 2011, reflecting a 6% increase in operating cash flow, partially offset by a 8% decrease in investment in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs. As stated above, the improvement was due to a greater decrease in working capital, partially offset by a decrease in profit before depreciation and amortization.

The level of net debt10 at the end of 2012 was NIS 3,812 million (US$ 1,021 million), compared with NIS 4,639 million at the end of 2011.

 10  Total current and non-current borrowings less cash and cash equivalents.

Cellular Segment Financial Review11

NIS Millions	2012	2011	Change %	Q4’12	Q4’11	Change %
Total Revenues	4,488	5,996	(25)%	997	1,299	(23)%
Service Revenues	3,592	4,248	(15)%	788	1,005	(22)%
Equipment Revenues	896	1,748	(49)%	209	294	(29)%
Operating Profit	742	1,287	(42)%	112	260	(57)%
EBITDA	1,314	1,896	(31)%	256	407	(37)%

Total revenues for the cellular segment in 2012 were NIS 4,488 million (US$ 1,202 million), a decrease of 25% from NIS 5,996 million in 2011. In Q4 2012, total revenues were NIS 997 million (US$ 267 million), a decrease of 23% from NIS 1,299 million in Q4 2011.

Annual service revenues for the cellular segment were NIS 3,592 million (US$ 962 million) in 2012, decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (MVNO’s and new operators) and the offering of "unlimited plans" in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 4% on an average basis over the past year.

In Q4 2012, service revenues for the cellular segment were NIS 788 million (US$ 211 million), a decrease of 22% from NIS 1,005 million in Q4 2011.

Pre-Paid subscribers contributed service revenues in a total amount of approximately NIS 475 million (US$ 127 million) in 2012, a decrease of 5% from approximately NIS 500 million in 2011, as a result of the price erosion and the decrease in the number of Pre-Paid subscribers.

Revenues from cellular data and content services excluding SMS12 in 2012 totaled NIS 559 million (US$ 150 million), a decrease of 16% compared with NIS 666 million in 2011. The decrease mainly reflected the price erosion of data and content services including browsing and other services, the lower Post-Paid subscriber base, and the impact of new consumer protection regulations in 2011 which led to a reduction in content service revenues (see the Company's 2011 Annual Report for further details).

SMS service revenues12, on an allocated basis as explained below, totaled NIS 433 million (US$ 116 million) in 2012, a decrease of 5% compared with NIS 456 million in 2011.

11 Includes intersegment revenues and costs of revenues.
12 In Q4 2011, the Company adjusted its allocation of credits between the different cellular services. The service revenues for 2011 have been restated under the new methodology for the purposes of comparison.

Since approximately two-thirds of outgoing airtime, content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the separate reporting of data and content service revenues relies heavily on the allocation methodology and application of those revenues between the different services offered in the bundled packages. Furthermore, the proportion of customers with unlimited packages which offer unlimited use of voice and SMS, as well as certain browsing volumes, continues to rise, and this trend is expected to continue. The Company has therefore concluded that the separate reporting of content and SMS revenues is no longer beneficial to understanding the Company’s results of operation, and will not provide this breakdown in future results releases.

Revenues from cellular equipment sales in 2012 totaled NIS 896 million (US$ 240 million), decreasing by 49% from NIS 1,748 million in 2011. The decrease largely reflected a significant decrease in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

In Q4 2012 revenues from cellular equipment sales totaled NIS 209 million (US$ 56 million), decreasing by 29% from NIS 294 million in Q4 2011. As with the annual results, the quarterly decrease was due to a significant reduction in the quantity of cellular equipment sold, for the same reasons as the annual decrease. However, sales in the fourth quarter were supported by the launch of the iPhone 5 model in December 2012.

The gross profit from cellular equipment sales in 2012 was NIS 109 million (US$ 29 million), compared with NIS 369 million in 2011, a decrease of 70%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per sale, reflecting the increased competition in the handset market.

For Q4 2012, the gross profit from cellular equipment sales was NIS 19 million (US$ 5 million), compared with NIS 49 million in Q4 2011, a decrease of 61%, reflecting the same trends as the annual decrease.

Operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 2,497 million (US$ 669 million) in 2012, a decrease of 12% or NIS 329 million from 2011. Including depreciation and amortization expenses, operating expenses decreased by 11%.

The cost of service revenues (excluding inter-segment costs) decreased by 10% from NIS 2,601 million in 2011 to NIS 2,351 million (US$ 630 million) in 2012, largely as a result of (i) the decrease in payroll and related expenses following the reduction in the level of workforce and other efficiency measures, (ii) lower royalty expenses due to the state (as a result of lower service revenues combined with the lower royalty rate of 1.3% for 2012, compared with 1.75% for 2011), and (iii) lower payments to content suppliers.

Selling, marketing, general and administration expenses for the cellular segment in 2012 amounted to NIS 584 million (US$ 156 million), decreasing by 18% from NIS 712 million in 2011. The decrease mainly reflected decreases in payroll and related expenses following the reduction in the level of workforce and other efficiency measures taken, lower selling commissions and a decrease in marketing and advertising expenses.

For Q4 2012, operating expenses for the cellular segment, excluding depreciation and amortization, decreased by 15% compared with Q4 2011, and operating expenses for the cellular segment, including depreciation and amortization, decreased by 13% compared with Q4 2011, for reasons similar to that of the annual decrease, as well as a one-time reduction in site-rental expenses of NIS 18 million.

Overall, operating profit for the cellular segment in 2012 was NIS 742 million (US$ 199 million), decreasing by 42% compared with NIS 1,287 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above.

In Q4 2012, operating profit for the cellular segment was NIS 112 million (US$ 30 million), decreasing by 57% compared with NIS 260 million in Q4 2011.

EBITDA for the cellular segment totaled NIS 1,314 million (US$ 352 million) in 2012, a decrease of 31% from NIS 1,896 million in 2011, again reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, EBITDA in 2012 was 29%, compared with 32% in 2011.

In Q4 2012, EBITDA for the cellular segment was NIS 256 million (US$ 69 million), compared to NIS 407 million in Q4 2011, a decrease of 37%.  As a percentage of total cellular revenues, EBITDA in Q4 2012 was 26%, compared with 31% in Q4 2011.

Cellular Segment Operational Review

At the end of December 2012, the Company's active cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.98 million including approximately 2.1 million Post-Paid subscribers or 71% of the base, and approximately 874 thousand Pre-Paid subscribers, or 29% of the subscriber base.

Over 2012, the subscriber base declined by approximately 200 thousand, of which 180 thousand was Post-Paid subscribers, compared with an increase in the subscriber base of 16 thousand in 2011. The significant decrease in annual net additions reflected the intensification of the competition in the market. The Company’s strategy is to maintain a balance between reducing the churn of existing customers and the slowdown of the trend of price erosion and its impact on ARPU.

The annual churn rate for cellular subscribers in 2012 was 38%, an increase of 9 percentage points compared with 29% in 2011. The quarterly churn rate for Q4 2012 was 10.9% compared with 8.2% in Q4 2011 and 10.4% in Q3 2012. Following the trend of the previous quarters, the high rate of churn reflected principally the impact on the Post-Paid subscriber market of the two new cellular operators and MVNOs who continue to market aggressive offerings in an attempt to capture market share.

Total cellular market share (based on the number of subscribers) at the end of 2012 was estimated to be approximately 29%, compared with 32% at the end of the previous year.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for the year 2012 was NIS 97 (US$ 26), a decrease of approximately 13% from NIS 111 in 2011. In Q4 2012, ARPU was NIS 87 (US$ 23), a decrease of 18% from NIS 106 in Q4 2011. The decrease reflected principally the ongoing price erosion in airtime and content services as well as weaker roaming revenues, as described above.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in 2012 was 450 minutes, an increase of 13% from 397 minutes in 2011. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In addition, the significant growth of the use of cellular internet browsing in 2012 led to an increase in the amount of data traffic carried by the Partner cellular network by approximately 80% compared with 2011.

In Q4 2012, MOU was 483 minutes compared with 407 minutes in Q4 2011, for the same reason as the annual increase.

Fixed Line Segment Review13

NIS Millions	2012	2011	Change %	Q4’12	Q4’11	Change %
Total Revenues	1,246	1,153	+8%	307	333	(8)%
Service Revenues	1,210	1,127	+7%	294	324	(9)%
Equipment Revenues	36	26	+38%	13	9	+44%
Operating Profit 14	123	71	+73%	43	7	+514%
EBITDA	288	282	+2%	84	71	+18%

Total Revenues in 2012 for the fixed line segment reached NIS 1,246 million (US$ 334 million), an increase of 8% compared with NIS 1,153 million in 2011. In Q4 2012, total revenues were NIS 307 million (US$ 82 million) in the fixed line segment, a decrease of 8% compared with NIS 333 million in Q4 2011.

Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflects the contribution of 012 Smile to the Group’s results for a full year in 2012, compared with only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

In Q4 2012 service revenues for the fixed line segment totaled NIS 294 million (US$ 79 million), a decrease of 9% from NIS 324 million in Q4 2011. The decrease mainly reflected price erosion in fixed line services including voice and internet services, as well as a decrease in the average number of internet service subscribers over the period.

The total number of active fixed lines including 012 Smile was approximately 288,000 at the end of 2012, compared with approximately 292 thousand at the end of 2011, and 282 thousand and the end of the Q3 2012.

The ISP subscriber base was approximately 587 thousand as of the end of 2012, compared with approximately 632 thousand at the end of 2011 and 594 thousand at the end of Q3 2012. The decrease in the number of ISP subscribers was mainly due to the increase in the intensity of competition in the market largely related to the entry of new competitors in the market.

Revenues from equipment sales in the fixed line segment in 2012 totaled NIS 36 million (US$ 10 million), compared with NIS 26 million in 2011. In Q4 2012 equipment sales totaled NIS 13 million (US$ 3 million), compared with NIS 9 million in Q4 2011.

13 The analysis includes intersegment revenues and costs of revenues.
14  Excludes the impact of impairment charges of NIS 322 million on Q4 and annual 2011, as explained on page 8

Operating expenses for the fixed line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 927 million (US$ 248 million) in 2012, an increase of 10% or NIS 85 million from 2011. The increase was explained by the full-year contribution of 012 Smile in 2012 compared with only a 10 month contribution in 2011. Including depreciation and amortization expenses but excluding the impact of the impairment, operating expenses increased by 4%.

The cost of service revenues (excluding inter-segment costs) for the fixed line segment increased by 5% from NIS 821 million in 2011, before the impact of the impairment, to NIS 861 million (US$ 231 million) in 2012. The increase was largely due to the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and was partially offset by a decrease in depreciation and amortization expenses following the impairment, as well as lower infrastructure expenses.

Selling, marketing, general and administration expenses for the fixed line segment in 2012 amounted to NIS 203 million (US$ 54 million), unchanged from 2011 before the impact of the impairment. This was despite the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and mainly reflected lower payroll and related expenses.

For Q4 2012, operating expenses for the fixed line segment, excluding depreciation and amortization, decreased by 16% compared with Q4 2011, largely a result of lower payroll and related expenses, infrastructure expenses, selling commissions and marketing expenses. Operating expenses for the fixed line segment in Q4 2012 including depreciation and amortization decreased by 20% compared with Q4 2011 before the impact of the impairment, for the same reasons, as well as a decrease in depreciation and amortization expenses following the impairment in Q4 2011.

Operating profit for the fixed line segment was NIS 123 million (US$ 33 million) in 2012, an increase of 73% compared to NIS 71 million in 2011, excluding the impact of the impairment (reported operating loss in 2011 was NIS 251 million and included the impact of impairment in the amount of NIS 322 million). The increase in operating profit, (excluding the impact of the impairment), reflected principally the impact of the efficiency measures which reduced operating expenses over the period, as well the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011.

In Q4 2012 operating profit for the fixed line segment was NIS 43 million (US$ 12 million), compared to NIS 7 million in Q4 2011 before the impact of the impairment (reported operating loss in Q4 2011 was NIS 315 million and included the impact of impairment in the amount of NIS 322 million).

EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, mainly reflecting the reduction in operating expenses, partially offset by the reduction in service revenues.

In Q4 2012, EBITDA for the fixed line segment totaled NIS 84 million (US$ 23 million), compared with NIS 71 million in 2011, an increase of 18%, mainly a result of the 20% reduction in operating expenses.

Business and Regulatory Developments

Regulatory Developments

1.	Ministry of Communications hearing with respect to roaming services

In January 2013, the Ministry of Communications published a hearing with respect to charging for roaming services abroad according to which, as a default, new and existing subscribers would be blocked from cellular internet abroad. A subscriber that attempts to use cellular internet abroad without a package would receive a SMS message regarding the tariff and the manner in which it can be purchased.  A subscriber that purchases a package will receive an updated detailed SMS at 50% and 85% utilization of each component of the package.

Once the package is 100% utilized, the services will be blocked except for the ability to send charged SMS messages and to dial a collect-customer service number that will allow removal of the blockage. A subscriber that consumes roaming services without a pre-purchased package shall be blocked once he has spent NIS 100, and may request removal of the blockage through the collect-customer service number. Depending on the outcome of this hearing, our revenues from roaming services may be negatively impacted.

2.	Criteria for determining the severity of the offense with respect to financial sanctions

Following the amendment to the Telecommunications Law in August 2012, which authorized the Minister of Communications to impose financial sanctions on licensees that violate their license conditions, the Ministry of Communications recently published criteria by which the amount of the monetary sanction will be determined, including, inter alia, the extent to which there is a violation to cause harm in providing telecommunications services properly and on a regular basis, the number of subscribers affected by the violation and the period of the violation.

3.	Amendments to the ISP consumer licenses

In October 2012, following a hearing process conducted by the Ministry of Communications the Ministry included consumer amendments to the internet access provider general licenses, some of which became effective in December 2012 and others which are due to be effective during 2013. The amendments include, inter alia, a requirement to include a summary of the main terms of the subscriber agreement on the front page of the agreement, the obligation to document specific customer service requests, the obligation to record each phone transaction and to submit them to the Ministry of Communications upon request, and setting rules for the provision of cash rebates for overcharging.

Business Developments

1.	Changes in the Company's Controlling Shareholders

On January 29, 2013 the Company announced the closing of the transaction between Scailex Corporation Ltd. ("Scailex") and S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), an affiliate of Saban Capital Group Inc., pursuant to which Scailex sold and transferred to S.B. Israel Telecom approximately 28.82% of the issued and outstanding share capital of Partner. In addition, the Company has been informed by S.B. Israel Telecom that its transaction with Leumi Partners, for the purchase of approximately 2.06% of the issued and outstanding share capital of Partner, has been completed with the closing of the transaction between Scailex and S.B. Israel Telecom.

Accordingly, following the consummation of the above transactions, S.B. Israel Telecom holds approximately 30.87% of the issued and outstanding share capital of the Company.

In addition, S.B. Israel Telecom and Scailex, which still holds approximately 15.72% of Partner issued and outstanding share capital, have signed a shareholders’ agreement regarding, among others, the exercise of their voting rights and their consent regarding nomination of directors in Partner.

For more information, see the Company's press release and immediate report on Form 6-K dated January 29, 2013.

2.	Changes in the Company's Board of Directors

Following the completion of the transaction between Scailex and S.B. Israel Telecom, Mr. Avi Zeldman and Dr. Shlomo Nass resigned from Partner's Board of Directors and the following new directors were appointed: Mr. Arieh Saban, Mr. Adam Chesnoff, Mr. Shlomo Rodav, Mr. Fred Gluckman, Mr. Elon Shalev, Mr. Sumeet Jaisinghani and Mr. Yoav Rubinstein.

Conference Call Details

Partner will hold a conference call on Wednesday, February 27, 2013 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate: International: +972.3. 918.0609, North America toll-free: + 1.888.668.9141

A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay numbers are:

International: +972.3.925.5904, North America: +1.888.782.4291

Both the replay of the call and the webcast will be available from February 27, 2013 until March 6, 2013.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2012: US $1.00 equals NIS 3.733. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

Earnings before financial interest, taxes, depreciation, amortization and exceptional items (including impairment charges) ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2011	2012	2012
	In millions
CURRENT ASSETS
Cash and cash equivalents	532	548	147
Trade receivables	1,518	1,397	375
Other receivables and prepaid expenses	41	47	13
Deferred expenses - right of use	19	22	6
Inventories	162	98	26
Income tax receivable	12	7	2
Derivative financial instruments	24	1	*
	2,308	2,120	569

NON CURRENT ASSETS
Trade receivables	856	509	136
Deferred expenses – right of use	142	138	37
Assets held for employee rights upon retirement, net	3
Advance payment in respect of the acquisition of 012 smile
Property and equipment	2,051	1,990	533
Licenses and other intangible assets	1,290	1,217	326
Goodwill	407	407	109
Deferred income tax asset	30	36	9
	4,779	4,297	1,150

TOTAL ASSETS	7,087	6,417	1,719

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	New Israeli shekels		Convenience translation into U.S. dollars
	December 31,
	2011	2012	2012
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and current borrowings	498	306	82
Trade payables	913	866	231
Parent group-trade	142	70	19
Other payables	216	169	45
Deferred revenue	52	40	11
Provisions	65	60	16
Derivative financial instruments	3	14	4
	1,889	1,525	408

NON CURRENT LIABILITIES
Notes payable	2,605	2,321	622
Bank borrowings	2,068	1,733	464
Liability for employee rights upon retirement, net	48	50	13
Dismantling and restoring sites obligation	25	28	8
Other non-current liabilities	10	10	3
Deferred tax liability	17	9	2
	4,773	4,151	1,112

TOTAL LIABILITIES	6,662	5,676	1,520

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011 and 2012 - 235,000,000 shares; issued and outstanding -
December 31, 2011 – *155,645,708 shares
December 30, 2012 – *155,645,708 shares	2	2	1
Capital surplus	1,100	1,100	295
Accumulated deficit	(326)	(10)	(3)
Treasury shares, at cost - December 31, 2011 and 2012 - 4,467,990 shares	(351)	(351)	(94)
TOTAL EQUITY	425	741	199
TOTAL LIABILITIES AND EQUITY	7,087	6,417	1,719

  * Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

				Convenience
				translation
	New Israeli Shekels			into U.S. Dollars
	Year ended December 31
	2010	2011	2012	2012
	In millions (except earnings per share)
Revenues	6,674	6,998	5,572	1,493
Cost of revenues	4,093	4,978	4,031	1,080
Gross profit	2,581	2,020	1,541	413

Selling and marketing expenses	479	711	551	148
General and administrative expenses	306	291	236	63
Impairment of goodwill		87
Other income, net	64	105	111	30
Operating profit	1,860	1,036	865	232
Finance income	28	39	27	7
Finance expenses	209	333	261	70
Finance costs, net	181	294	234	63
Profit before income tax	1,679	742	631	169
Income tax expenses	436	299	153	41
Profit for the year	1,243	443	478	128

Earnings per share
Basic	8.03	2.85	3.07	0.82
Diluted	7.95	2.84	3.07	0.82

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2010	2011	2012	2012
	In millions
Profit for the year	1,243	443	478	128
Other comprehensive income (losses):
Actuarial losses, net on defined benefit plan	(8)	(21)	(17)	(4)
Income taxes relating to actuarial losses on defined benefit plan	2	5	4	1
Other comprehensive income (losses) for the year, net of income taxes	(6)	(16)	(13)	(3)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,237	427	465	125

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION
(unaudited)

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues – Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of EBITDA –Depreciation and amortization	562	164		726
–Other	10	1		11
EBITDA	1,314	288		1,602

Reconciliation of EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other				11
Profit before income tax				631

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION
(unaudited)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	290		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of EBITDA
–Depreciation and amortization	590	182		772
–Impairment of intangible assets, deferred expenses and goodwill		349		349
–Other	19	2		21
EBITDA	1,896	282		2,178

Reconciliation of EBITDA to profit before income tax
- Depreciation and amortization				(772)
- Impairment of intangible assets, deferred expenses and goodwill				(349)
- Finance costs, net				(294)
- Other				(21)
Profit before income tax				742

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2012	2011	2012	2011	2012	2012
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,882	1,881	475	478	505	127
Income tax paid	(177)	(311)	(28)	(58)	(47)	(7)
Net cash provided by operating activities	1,705	1,570	447	420	458	120

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(367)	(349)	(89)	(102)	(98)	(24)
Acquisition of intangible assets	(133)	(155)	(34)	(34)	(36)	(9)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)		(597)
Interest received	9	12	3	2	2	1
Proceeds from sale of property and equipment	2	3	1	3	1	*
Proceeds from derivative financial instruments, net	18	1	(5)	3	5	(1)
Net cash used in investing activities	(471)	(1,085)	(124)	(128)	(126)	(33)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		1
Non-current bank borrowing received		900
Proceeds from issuance of notes payable, net of issuance costs		1,136
Dividend paid	(167)	(659)	(7)	(134)	(45)	(2)
Repayment of finance lease	(2)	(4)		(1)	(1)
Interest paid	(200)	(235)	(68)	(83)	(54)	(18)
Repayment of current borrowings		(128)
Repayment of non-current bank borrowings	(455)	(699)	(300)		(122)	(81)
Repayment of notes payables	(394)	(586)		(197)	(106)
Net cash used in financing activities	(1,218)	(274)	(375)	(415)	(328)	(101)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16	211	(52)	(123)	4	(14)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	532	321	600	655	143	161

CASH AND CASH EQUIVALENTS AT END OF PERIOD	548	532	548	532	147	147

*Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2012	2011	2012	2011	2012	2012
	In millions
Cash generated from operations:
Profit (loss) for the period	478	443	102	(188)	128	27
Adjustments for:
Depreciation and amortization	700	743	176	186	188	47
Amortization of deferred expenses- Right of use	26	29	7	9	7	2
Impairment of deferred expenses- Right of use		148		148
Impairment of goodwill		87		87
Impairment of intangible assets		114		97
Employee share based compensation expenses	11	19	2	5	3	*
Liability for employee rights upon retirement, net	(12)	(26)	(4)	(12)	(3)	(1)
Finance costs, net	38	71	(14)	(2)	10	(4)
Gain (loss) from change in fair value of derivative financial instruments	15	(19)	21	(9)	4	6
Interest paid	200	235	68	83	54	18
Interest received	(9)	(12)	(3)	(2)	(2)	(1)
Deferred income taxes	(10)	2	1	9	(2)	*
Income tax paid	177	311	28	58	47	8
Capital loss on sale of property and equipment	*	2	*	1	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	467	(190)	122	53	125	33
Other	(5)	44	2	14	(1)	1
Increase (decrease) in accounts payable and accruals:
Parent group-trade	(72)	70	(39)	(12)	(19)	(10)
Trade	(107)	(37)	21	10	(29)	6
Other payables	(44)	(91)	(32)	(39)	(12)	(9)
Provisions	(5)	36	1	(6)	(1)	*
Deferred revenue	(11)	*	1	2	(3)	*
Increase in deferred expenses- Right of use	(25)	(27)		(12)	(7)
Current income tax liability	5	(13)	11	11	1	3
Decrease (increase) in inventories	65	(58)	4	(13)	17	1
Cash generated from operations:	1,882	1,881	475	478	505	127

At December 31, 2011, 2010 and 2012 trade payables include NIS 220 million, NIS 217 million and NIS 280 million, in respect of acquisition of intangible assets and property and equipment, respectively.

At December 31, 2011, 2010 and 2012 tax withholding related to dividend of approximately NIS 17 million, NIS 6 million and NIS 0 million, respectively, is outstanding. These balances are recognized in the cash flow statements upon payment.

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
Current assets	295
Deferred expenses	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The acquisition is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,705	1,570	447	420	458	120

Liability for employee rights upon retirement	12	26	4	12	3	1
Accrued interest and exchange and linkage differences on long-term liabilities	(222)	(289)	(51)	(77)	(60)	(14)
Increase (decrease) in accounts receivable:
Trade	(467)	190	(122)	(53)	(125)	(33)
Other, including derivative financial instruments	16	2	(22)	7	4	(6)
Decrease (increase) in accounts payable and accruals:
Trade	106	37	(22)	(10)	28	(6)
Shareholder – current account	72	(70)	39	12	19	10
Other	41	54	7	43	11	2
Income tax paid	177	311	28	58	47	8
Increase (decrease) in inventories	(65)	58	(4)	13	(17)	(1)
Decrease in assets retirement obligation	(1)	(1)		(2)	(*)
Financial expenses	228	290	36	55	61	10
EBITDA	1,602	2,178	340	478	429	91

*    Representing an amount less than 1 million
**  The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at December 31, 2012: US $1.00 equals 3.733 NIS.
*** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operating Indicators (unaudited)15

NIS M unless otherwise stated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Cellular Segment Service Revenues	1,099	1,074	1,070	1,005	963	949	892	788	4,248	3,592
Cellular Segment Equipment Revenues	555	520	379	294	323	207	157	209	1,748	896
Fixed Line Segment Service Revenues	137	325	341	324	320	300	296	294	1,127	1,210
Fixed Line Segment Equipment Revenues	4	7	6	9	7	8	8	13	26	36
Reconciliation for consolidation	(24)	(39)	(45)	(43)	(42)	(36)	(38)	(46)	(151)	(162)
Total Revenues	1,771	1,887	1,751	1,589	1,571	1,428	1,315	1,258	6,998	5,572
Operating Profit	400	377	314	(55)	248	245	217	155	1,036	865
Cellular Segment EBITDA	540	502	447	407	363	367	328	256	1,896	1,314
Fixed Line Segment EBITDA	45	84	82	71	75	56	73	84	282	288
Total EBITDA	585	586	529	478	438	423	401	340	2,178	1,602
EBITDA Margin (%)	33%	31%	30%	30%	28%	30%	30%	27%	31%	29%
OPEX	763	913	952	889	872	853	793	744	3,517	3,262
Financial Expenses, net	59	99	81	55	55	73	68	38	294	234
Net Profit	254	205	172	(188)	146	120	110	102	443	478
Dividend Declared	210	-	140	-	-	160	-	-	350	160
Capital Expenditures	133	75	132	131	133	113	125	121	471	492
Free Cash Flow	256	158	376	292	223	313	375	323	1,082	1,234
Free Cash Flow After Interest	238	37	363	209	199	270	310	255	847	1,034
Net Debt	4,856	4,856	4,718	4,639	4,450	4,209	4,072	3,812	4,639	3,812
Cellular Subscriber Base (Thousands)	3,149	3,175	3,201	3,176	3,147	3,098	3,042	2,976	3,176	2,976
Number of Fixed Lines (Thousands)	288	292	295	292	285	281	282	288	292	288
ISP Subscriber Base (Thousands)	632	632	632	632	618	609	594	587	632	587
ARPU Cellular (NIS)	115	112	111	106	101	101	97	87	111	97
MOU Cellular (Minutes)	374	396	410	407	424	437	457	483	397	450
Churn Rate Cellular (%)	7.3%	6.5%	7.2%	8.2%	8.0%	8.9%	10.4%	10.9%	29%	38%
Number of Employees (FTE)			8,588	7,891	7,230	6,961	6,102	5,396	7,891	5,396

15 See first page for definitions. Including the results of 012 Smile from March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: February 27, 2013